

SECU 07001749 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAY 31 2007
WASH. D.C.

SEC FILE NUMBER
8- 15305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMPIRE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Universal City Plaza 20th Floor
(No. and Street)

Universal City California 91608
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jamie Bennett (818) 753-2353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Lazarus
(Name – *if individual, state last, first, middle name*)

10801 National Blvd., Ste 350 Los Angeles California 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie S. Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Securities Corporation, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NONE

NONE



Signature

Jamie S. Bennett
Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of CASH FLOWS
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2007

Empire Securities Corporation

Table of Contents

DAVID E. LAZARUS
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

Board of Directors
Empire Securities Corporation
Los Angeles, California

Gentlemen:

I have audited the accompanying statement of financial condition of Empire Securities Corporation as of March 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Securities Corporation at March 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



David E. Lazarus
Certified Public Accountant

Los Angeles, California
May 29, 2007

10801 NATIONAL BOULEVARD, SUITE 350, LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 474-5108 · FAX: (310) 474-4155, E-MAIL: DELACPA@PRODIGY.NET

Empire Securities Corporation
Statement of Financial Condition
March 31, 2007

ASSETS

Cash		$ 226,046
Cash - clearing deposit		10,450
Marketable securities available for sale		8,823
Commissions receivable		140,070
Allowable assets		639,631
Commissions receivable	$ 8,437	
Artwork	32,410	
Deposits	2,737	
Property and equipment, at cost		
Less accumulated depreciation of $ 31,932	35,538	
Federal income tax overpayment	16,119	
State income tax overpayment	5,851	
Unallowable assets		101,092
		$ 486,481

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 44,437
Commissions payable		132,188
Accrued salaries		62,893
Accrued pension plan contribution		50,012
Income taxes payable – deferred		13,250
Total liabilities		302,780
Shareholders' equity		
Common stock		
Class A, $.50 par value; authorized 50,000 shares; no shares issued and outstanding	$ -	
Class B, $.50 par value; authorized 50,000 shares; issued and outstanding 1,000 shares	500	
Additional paid in capital	41,000	
Retained earnings	141,478	
Other comprehensive income	723	
Total shareholders' equity		183,701
		$ 486,481

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Income
For the Year Ended March 31, 2007

Revenue		
Commissions – principal		$ 4,939
Commissions – listed		313
Commissions – OTC		9,581
Commissions – third market		7,753
Commissions – mutual funds		753,359
Commissions – 12B-1 trailings		227,121
Commissions – variable annuities		795,170
Commissions – direct participation programs		4,384,564
Investment advisory fees		182,449
Conference income		182,740
Interest		16,221
Miscellaneous income		7,932
Total revenue		6,572,142
Cost of revenues		
Commission	$ 4,827,698	
Clearing expenses	11,809	
Total cost of revenues		4,839,507
Net revenues retained		1,732,635
General and Administrative expenses		
Officer salaries	872,673	
Travel and entertainment	83,738	
Administrative services	140,528	
Pension plan contribution	50,012	
Rent and occupancy expenses	87,327	
Automobile expenses	49,022	
Seminar expenses	77,694	
Office expenses	28,886	
NASD membership assessments and fees	12,202	
Payroll taxes	28,638	
Professional fees and services	181,302	
Depreciation	12,812	
Taxes - miscellaneous	9,543	
Office salaries	25,776	
Postage and overnight mail	17,981	
Insurance	13,554	
Telephone and communications	6,352	
Other general and administrative expenses	30,132	
Total cost and expense		1,728,172
Income before provision for income taxes		4,463
Provision for incomes taxes		1,365
Net income		$ 3,098

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2007

	Class A Common Stock $.50 Par Value; 50,000 Authorized; Shares Issued and Outstanding	Class A Common Stock $.50 Par Value; 50,000 Authorized Amount	Class B Common Stock $.50 Par Value; 50,000 Authorized; Shares Issued and Outstanding	Class B Common Stock $.50 Par Value; 50,000 Authorized Amount	Additional Paid In Capital	Retained Earnings	Other Comprehensive Income	Total
Balance – April 1, 2006	-	$ -	1,000	$ 500	$ 41,000	$ 138,380		$ 178,880
Net income for year						3,098		3,098
Fair market value adjustment to marketable securities							723	723
Total comprehensive income								3,821
Balance-March 31, 2007	-	$ -	1,000	$ 500	$ 41,000	$ 141,478	$ 723	$ 183,701

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flow from operating activities:		
Net income		$ 3,098
Adjustments		
Depreciation		12,812
Decrease in commissions receivable		482,977
(Increase) in federal income tax overpayment		(16,119)
(Increase) in state income tax overpayment		(933)
Decrease in interest receivable		1,001
Decrease in deposits		315
Increase in accounts payable and accrued expenses		20,577
(Decrease) in commission payable		(258,002)
(Decrease) in accrued salaries		(79,685)
Increase in pension contribution payable		50,012
(Decrease) in income taxes payable – current		(6,968)
(Decrease) in income taxes payable – deferred		(3,043)
Net cash flow from operating activities		206,042
Cash flow from investing activities		
Acquisition of property and equipment	(2,470)	
Acquisition of marketable securities available for sale	(4,800)	
Acquisition of Artwork	(32,410)	
Net cash flow from investing activities		(39,680)
Cash flow from financing activities:		
None	-	
Net cash flow from financing activities		-
Increase in cash and equivalents		166,362
Cash and equivalents – April 1, 2006		70,134
Cash and equivalents - March 31, 2007		$236,496
Interest paid during year		-
Income taxes paid during year		$ 28,448

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Notes to Financial Statements
March 31, 2007

Note 1. Significant Accounting Policies

A. The Company is a registered broker/dealer selling investments in mutual funds, stocks, bonds, direct placement securities and insurance products. In connection with the sale of stocks and bonds, the Company uses another securities dealer as a clearinghouse for these transactions. For these services, the Company receives commissions from the mutual fund distributor, the direct placement promoter, and insurance carrier.

B. Property and equipment is stated at cost. Depreciation is provided for on a straight-line basis at rates determined by the estimated useful lives of the respective assets. Expenditures for major renewals and betterments that extend the useful lives of office furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system and double declining method.

C. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference of depreciation for financial and income tax reporting. The deferred tax liabilities represent the future tax return consequences of this difference, which will be taxable when the assets are recovered.

D. For purposes of the Statement of Cash Flows, the Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalent.

E. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Net Capital Requirement

The Company, as a registered broker/dealer, is required to maintain a minimum net capital, as defined by rule 15c3-1 of the Securities and Exchange Act of 1934. As of March 31, 2007, the computed net capital and the required net capital, computed under rule 15c3-1, were $81,286 and $ 20,195, respectively.

Note 3. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable are limited due to the credit worthiness of the payors, which consist of various mutual funds, insurance carriers and brokerage houses. Accordingly, at March 31, 2007, the Company had no significant concentrations of credit risk.

Note 4. Property and Equipment

Property and equipment consists of the following classifications:

Office furniture and equipment	$ 11,064
Transportation equipment	56,406
	67,470
Less accumulated depreciation	31,932
	$ 35,538

Note 5. Income Taxes

The Company's provision for income taxes does not bear the normal relationship to pre-tax income. This variance is due to the fact that fifty (50%) percent of the entertainment and business meal expenses incurred by the Company are nondeductible for Federal and California income tax purposes.

Income tax expense at March 31, 2007, consists of the following:

	Current	Deferred	Total
Federal Income Taxes – Current	$ 3,001	$ 1,549	$ 4,550
State Income Taxes – Current	(3,186)	1	(3,185)
Total Income Tax Expense	$ (185)	$ 1,550	$ 1,365

Empire Securities Corporation
Notes to Financial Statements
March 31, 2007

Note 6. Leases

The Company leased certain office space on a month-to-month basis through January 2004.

In February 2007, the Company renewed its lease agreement for office space, which expires in January 2007. This lease requires monthly lease payments of $2,600 plus additional charges for telephone, internet services and parking.

In addition, the Company entered into a lease agreement for office space with one of its shareholders. This lease is on a month-to-month basis, with no termination date.

During the fiscal year ended March 31, 2007, the Company incurred rent expense under these leases of $ 87,327.

Note 7. Marketable Securities Available for Sale

The Company had acquired 300 warrants to acquire shares in NASDAQ. These warrants are exercisable into 300 shares of NASDAQ stock at a price ranging from $13 to $16 per share. During fiscal year ended March 31, 2007, the Company exercised these warrants.

Note 8. Pension Plan

The Company adopted a non-contributory-defined benefit plan effective April 1, 2004. The plan provides for defined benefits based on years of service and final average compensation. The Company used a March 31 measurement date for the plan.

The following table provides further information about this plan:

a.	Projected benefit obligation	$105,409
b.	Fair value of Plan Assets (cash)	209,192
c.	Funded status of the Plan	99,629
d.	Employer contribution	50,812
e.	Accumulated benefit obligation	105,409
f.	Current and future benefits to be paid within the next ten years	None
g.	Weighted Average Discount Rate	6%
h.	Average percentage increase in compensation	0%
i.	Minimum funding requirement for the next fiscal year	51,000
j.	Net periodic pension costs	3,524

Note 10. Related Party Transactions

The following transactions occurred between the Company and a principal shareholder:

1. During the fiscal year ended March 31, 2007, the Company paid commissions of approximately $ 11,600 to a salesperson related to a principal shareholder.
2. During the fiscal year ended March 31, 2007, the Company paid rent of approximately $36,000 to a principal shareholder.
3. During the fiscal year ended March 31, 2007, the Company paid an administrative fee of approximately $125,000 to a principal shareholder.
4. During the fiscal year ended March 31, 2007, the Company leased transportation equipment having a fair market value of approximately $60,000 for use by a principal shareholder. Lease payments on this equipment amounted to approximately $12,900 for the fiscal year ended March 31, 2007.

Empire Securities Corporation
Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2007

Total Shareholder's equity from Statement of Financial Condition	$ 183,701
Less: Non-allowable assets	(101,092)
Haircut on marketable securities computed at 15%	(1,323)
Net capital	$ 81,286

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 5,000
Net capital from above	$ 81,286
Excess net capital	$ 76,286

Computation of Ratio of Aggregate Indebtedness

Total liabilities	$ 302,780
Net capital from above	3.72 to 1

The computation of net capital as reported in the Unaudited Part IIA filing does not agree with the audited net capital as reported in the reconciliation of net capital.

Empire Securities Corporation
Reconciliation of Net Capital
March 31, 2007

Net capital as reported in unaudited Focus Report Part II A	$ 55,497
Adjustments related to:	
Minor adjustments for additional income (expenses)	(4)
Increase in commission income receivable net of Increase in disallowed commissions	15,857
(Increase) in commission expense	(15,843)
Decrease in accrued officers salaries	87,107
(Increase) in accrued pension plan contribution	(50,012)
(Increase) accounts payable and accrued expenses	(21,327)
Decrease in income taxes payable – current	6,968
Decrease in income taxes payable – deferred	3,043
Net capital as reported in audited financial statements	$ 81,286

Audited Computation of Net Capital Requirement

Statutory net capital required	$ 5,000
6 2/3% of aggregate indebtedness	$ 20,195
Net capital requirement – greater of statutory net Capital or percentage of aggregate indebtedness	$ 20,195
Net capital from above	$ 81,286
Excess net capital	$ 61,091

Audited Computation of Ratio of Aggregate Indebtedness

Total liabilities	$ 302,780
Ratio of aggregate indebtedness to net capital	3.72 to 1

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons above. Though these differences are material, the audited net capital is still well in excess of the minimum net capital required.

DAVID E. LAZARUS
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Internal Control Structure

Board of Directors
Empire Securities Corporation
Universal City, California

In planning and performing my audit of the financial statements of Empire Securities Corporation for the year ended March 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the firm that I considered relevant to the objectives stated in rule 17a-5(g)(1)(i) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of the difference required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10801 NATIONAL BOULEVARD, SUITE 350, LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 474-5108 · FAX: (310) 474-4155, E-MAIL: DELACPA@PRODIGY.NET

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



David E. Lazarus
Certified Public Accountant

Empire Securities Corporation
Possession and Control Requirements of Customer Funds and
Related Computational Reserve Report
March 31, 2007

Empire Securities Corporation, as a registered broker/dealer, is subject to quarterly filings of Part IIA of Form X-17A-5 (the Focus Report). The Company does not handle securities as all transactions are on a fully disclosed basis. As such, the Company claims exemption from the possession or control requirements under rule 15c-3-3. The Company claims its exemption from Rule 15c3-3 provision pursuant to Sections (k)(2)(ii) of that rule in that all transactions are handled and all monies and securities, if received directly, are promptly transmitted to the clearing broker.

A reconciliation of this computation is not necessary because of the Company's claimed exemption.

END